Date    December 4, 2000
Number  112/00


BHP ANNOUNCES PORTFOLIO RISK MANAGEMENT POLICY

BHP Limited (BHP) today announced it would adopt a 'self insurance' model to commodity and currency price risks as part of a new risk management strategy that will underpin the growth of shareholder value.

The 'self insurance' model is based on detailed quantitative analysis that determined a significant degree of risk mitigation is provided by the natural diversification of the Company's asset portfolio.

BHP Chief Financial Officer Chip Goodyear said: "Our new Portfolio Risk Management Policy applies leading financial market analysis to a portfolio of natural resource assets and is focused on supporting BHP's financial objectives while protecting the Company's financial security and flexibility.

"The new risk management policy also constitutes an important component of BHP's portfolio management approach to the allocation of capital and supplements the enhanced discipline for capital deployment adopted during the past 18 months, including processes implemented by the Capital Projects Review Committee."

The BHP Portfolio Risk Management policy, approved by the BHP Board in November, follows a comprehensive nine-month review of the Company's approach to market price risks including commodity price risk, foreign exchange risk, interest rate risk and freight risk.

The analysis showed BHP benefits through the scale, diversity and flexibility of its asset portfolio with 'natural' hedges reducing the need, and therefore the cost, of hedging market price risks. The 'self insurance' model utilises these natural hedges as the principal means of managing market risk.

The new policy means BHP will bear the residual market risk, that is, the risk exposure net of the natural hedges provided by diversification. This residual risk will be managed within a quantitative 'Cashflow at Risk' framework measuring projected business cashflow 'at risk' from adverse movements in foreign exchange rates, commodity prices or other market risks.

Hedging transactions will only be undertaken when it is necessary to mitigate risk from underlying exposures in order to support the Company's strategic objectives, for example, following a large-scale acquisition. Based on the current composition of BHP's portfolio, there is no requirement to hedge for the forseeable future.

Importantly, BHP will now manage market risk at the portfolio level, taking into account the Company's natural diversification benefits, rather than the previous practice of hedging individual price risks on a transaction or asset basis.

BHP will allow its current hedged positions in oil and copper to mature over the remainder of this financial year, and currency hedging positions to mature through to 2004.

In addition to risk mitigation, the new policy enables BHP to capture value by entering into strategic financial transactions when there is perceived to be a significant under or over valuation of a commodity market represented within the Company's portfolio.

These transactions will only occur infrequently and to a limited extent. They will be treated separately from hedging activities and will be strictly controlled within defined limits.

Attachment - Briefing Paper - BHP 'Portfolio Risk Management' - A New Market Risk Management Strategy.


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Further information can be found on our Internet site: http://www.bhp.com

Contact:
MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph: 61 3 9609 4157 Mob: 61  419 546 245

INVESTOR RELATIONS
Robert Porter, Vice President Investor Relations
Ph: 61 3 9609 3540 Mob: 61  419 587 456

Francis McAllister, Vice President Investor Relations
Houston
Ph: 1 713  961 8625